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                               December 17, 2020

       Eric D. Tanzberger
       Senior Vice President and Chief Financial Officer
       Service Corporation International
       1929 Allen Parkway
       Houston, Texas 77019

                                                        Re: Service Corporation
International
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed on February
18, 2020
                                                            Response dated
December 11, 2020
                                                            File No. 001-06402

       Dear Mr. Tanzberger:

               We have reviewed your December 11, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 12, 2020 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Consolidated Financial Statements
       Consolidated Statement of Cash Flows, page 47

   1. We have reviewed your response to comment 2. In arriving at your current accounting treatment for the debt
securities in your trusts, please tell us how you considered the guidance in ASC
320-10-45-11, which permits the inclusion of cash flows related to trading securities in
cash flows from operating activities in certain circumstances, but requires cash flows
related to other types of debt securities to be classified as investing activities. Also, refer
to ASC 320-10-35-1.
 Eric D. Tanzberger
Service Corporation International
December 17, 2020
Page 2

       You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769, if
you have any questions.



FirstName LastNameEric D. Tanzberger                     Sincerely,
Comapany NameService Corporation International
                                                         Division of
Corporation Finance
December 17, 2020 Page 2                                 Office of Trade &
Services
FirstName LastName